Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2017	2016	2015	2014	2013
	(millions)
Net income	$179.8	$225.0	$152.8	$162.4	$169.0

Add
Income tax expense	128.2	121.9	76.8	75.7	79.8
Kansas City earnings tax	0.4	0.2	(0.5)	0.3	—
Total taxes on income	128.6	122.1	76.3	76.0	79.8

Interest on value of leased property	4.7	5.0	5.0	4.9	5.1
Interest on long-term debt	136.1	137.8	131.8	128.8	128.1
Interest on short-term debt	5.0	3.3	4.0	2.9	3.4
Other interest expense and amortization	4.7	4.8	4.7	4.7	5.1

Total fixed charges	150.5	150.9	145.5	141.3	141.7

Earnings before taxes on
income and fixed charges	$458.9	$498.0	$374.6	$379.7	$390.5

Ratio of earnings to fixed charges	3.05	3.30	2.57	2.69	2.76